EXHIBIT 1


                                  BRASKEM S.A.
                           CNPJ NO 42.150.391/0001-70
                               NIRE 29.300.006.939
                            A PUBLICLY LISTED COMPANY
                         ANNOUNCEMENT OF A MATERIAL FACT

Continuing the process of corporate restructuring of the Brazilian petrochemical sector as announced to the market through Announcements of Material Facts published on July 31, 2001 and July 26, 2002, the Boards of Directors of Braskem S.A. ("Braskem"), Nitrocarbono S.A. ("Nitrocarbono"), Economico S.A. Empreendimentos ("ESAE") and OPP Quimica S.A. ("OPP"), have approved today the convening of Extraordinary General Shareholder Meetings of Braskem, Nitrocarbono, ESAE and OPP, to be held on March 31, 2003, to vote on the incorporation of Nitrocarbono, ESAE and OPP into Braskem. Pursuant to CVM Instructions 319/99 and 358/02, Braskem, Nitrocarbono, ESAE and OPP wish to announce to their shareholders and the market, as follows:

1. PURPOSE AND OBJECTIVES OF THE INCORPORATION PROCESS

The incorporation of Nitrocarbono, ESAE and OPP into Braskem will result in synergy gains for the corporations involved as well as in the simplification of the existing structure, through the consolidation of their activities into a single company with the consequent savings in financial and operational costs.

2. INCORPORATION PROCESS

In the light of the purpose and objectives described above, the Boards of Directors and Fiscal Councils of Nitrocarbono, ESAE and OPP duly approved the proposals for incorporation of Nitrocarbono, ESAE and OPP into Braskem.
Through this process, Braskem will incorporate Nitrocarbono, ESAE and OPP by transferring their shareholders' equity according to its book value, into the equity of Braskem, which will succeed them under a common title pursuant to Law 6,404/76, thereby irrevocably extinguishing the incorporated companies. Braskem holds the total shares representing the capital stock of OPP and ESAE, excluding in the latter case, 14 shares held by members of the Board of Directors, as well as 49,957,106 common shares, 87,906,743 preferred class "A" shares and 1,576 preferred class "B" shares issued by Nitrocarbono, representing 100% of the latter's voting capital stock and 93.83% of its total capital.

3. VALUATIONS AND BASE DATE

The specialized company, PricewaterhouseCoopers Auditores Independentes, a company established in the city of Sao Paulo at Av. Francisco Matarazzo, 1,700, 7th to 11th and 13th to 20th floors, Torre Torino, enrolled in the Brazilian corporate taxpayers' register (CNPJ/MF) with number 61.562.112/0004-73 - the indication and appointment of which is to be ratified by the General Shareholders Meetings of Braskem, Nitrocarbono, ESAE and OPP - carried out a valuation of the book value of the shareholders equity of Braskem, Nitrocarbono, ESAE and OPP. This valuation was based on the constant elements of the Balance Sheets of Nitrocarbono, ESAE, OPP and Braskem raised on December 31, 2002 ("Base Date for the Incorporations"). The purpose was to establish the entries to be made to Braskem's accounts by determining the ratio for the exchange of shares between Nitrocarbono and Braskem and the calculation of the reimbursement value of the shares issued by Nitrocarbono, in the event of an eventual exercising of withdrawal rights by Nitrocarbono's shareholders, this to be carried out by the valuation of the shareholders' equity of

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Braskem and Nitrocarbono using the same criteria, market prices and Base Date for the Incorporations. Subsequently, the specialized company prepared the respective Account Valuation Reports and Shareholders' Equity Market Valuation Reports, the latter according to the terms and for the purposes of Article 264 and respective paragraphs of Law 6,404/76, to be submitted for the approval of the shareholders of the companies involved. In accordance with the valuations effected, the account values of the shareholders equities of Nitrocarbono, ESAE and OPP to be transferred to Braskem are R$604,288.86, R$150,357,373.35 and R$354,273,233.90 respectively. It is understood that the changes in equity values occurring in the period between the Base Date for the Incorporations and the effective incorporations will be appropriated by Braskem, being transferred to its accounts with any necessary adjustments.

4. SHARE EXCHANGE RATIO FOR THE PURPOSES OF THE INCORPORATION OF NITROCARBONO BY BRASKEM

In the light of the incorporation of Nitrocarbono by Braskem, Nitrocarbono's shareholders will receive in exchange for their shares representing Nitrocarbono's capital stock, shares issued by Braskem, according to the following exchange ratio based on the book value of the shares of Nitrocarbono and Braskem contained in the Account Valuation Reports prepared by PricewaterhouseCoopers Auditores Independentes, as follows:


Company        Existing        Company Book       Book Value     Book Value    Exchange     Exchange      Standard
               number of       Value              (in R$) per    (in R$) per   Ratio        Ratio -       block of
               shares issued                      standard       standard      -Common      Preferred     shares
                                                  block of       block of      Shares       Shares
                                                  preferred      common
                                                  shares (++)    shares

Incorporating  3.398.313.224   1.871.636.903,02     550,75        550,75           -             -        1.000
Entity (+)
Incorporated
Company
                 146.932.713     604.288,86         4,11          4,11          0,007         0,007        1.000

(+) Quantity of shares of the INCORPORATING ENTITY, not considering the 53,007,864 shares held as treasury stock.
(++) book value of a standard block of preferred shares independent of class.

5. VERIFICATION OF THE RATIO FOR THE EXCHANGE OF THE SHARES ISSUED BY NITROCARBONO FOR SHARES ISSUED BY BRASKEM PURSUANT TO ARTICLE 264 OF LAW 6,404/76

Pursuant to the above-mentioned Article 264 of Law 6,404/76, the following table shows the theoretical ratio for the exchange of Nitrocarbono's "A" class common and preferred shares respectively for Braskem's "A" class common and preferred shares based on the shareholder equity values of Nitrocarbono and Braskem, evaluated according to the same criteria, market prices and Base Date of the Incorporations contained in the Shareholder Equity Market Valuation Reports, exclusively for comparative purposes in accordance with the said article of Law 6,404/76.


Company        Existing        Value of SE      Value of SE   Value of SE   Exchange     Exchange      Standard
               number of       at Company       (in R$) per   (in R$) per   ratio        ratio         block of
               shares issued   market prices    standard      standard      common       preferred     shares
                               (in R$)          block of      block of      shares       shares
                                                preferred     common
                                                shares (++)   shares

Incorporating  3.398.313.224   4.647.165.000,00  1.367,49      1.367,49       -            -             1.000
Entity (+)
Incorporated                                                                0,378        0,378
Company                                                                                                  1.000
               146.932.713     75.891.375,74     516,50        516,50

(+) Quantity of shares of the INCORPORATING ENTITY, not considering the 53,007,864 shares held as treasury stock.

(++) book value per standard block of preferred shares independent of class.

6. REIMBURSEMENT VALUE OF NITROCARBONO'S SHARES IN THE CASE OF EXERCISING OF AN EVENTUAL RIGHT OF WITHDRAWAL FROM NITROCARBONO

The reimbursement value of the shares of Nitrocarbono's shareholders dissenting from the incorporation, defined on the basis of the valuation of the book value of the shareholder's equity of Nitrocarbono, pursuant to Article 45 of Law 6.404/76, is shown in the following table:


Book Value of the          Book value per 1000-          Book value per 1000-
Incorporated Company       common share block for        preferred share block
(in $R)                    the purposes of               for the purpose of
                           reimbursement                 reimbursement (+)

   604.288,86                    4,11                           4,11

(+) the book value per standard block of preferred shares independent of class. Pursuant to Article 264, Paragraph 3 of Law 6,404/76, Nitrocarbono's dissenting shareholders, who wish to exercise their right of withdrawal due to the Incorporation, may choose to receive the reimbursement price for their shares on the basis of: (i) the book value of the said shares as shown in the preceding table, according to the terms of Article 45 of Law 6,404/76; or (ii) according to the value of Nitrocarbono's shareholders' equity valued at market prices, established in item 5 of this Material Fact.

7. INCREASE IN BRASKEM'S CAPITAL STOCK

In relation to Braskem's incorporation of ESAE and OPP, no shares of Braskem will be attributed to ESAE and OPP's shareholders, since as already mentioned, Braskem will be the sole holder of all outstanding shares of these respective companies on the date of the incorporation transaction.
As a result, all the shares of ESAE and OPP will be extinguished on the basis of
Article 226, Paragraph 1 of Law 6,404/76. Hence, there will be no increase in BRASKEM's capital stock following the incorporation of ESAE and OPP.

Following the incorporation of Nitrocarbono into Braskem, according to Nitrocarbono's Book Valuation Report and to support the issue of Braskem's shares, Braskem's capital stock will be increased by R$37,284.62, not considering the stake that Braskem holds in the capital stock of Nitrocarbono, through the issue of 68 new shares, being 2 common shares and 66 class "A" preferred shares, all with the rights and advantages enshrined in Braskem's bylaws. The said shares will be granted to Nitrocarbono's shareholders in substitution for the shares issued by Nitrocarbono which will be extinguished according to the exchange ratio cited in item 4 of this Material Fact, the above mentioned newly issued shares to benefit in full from the results to be reported for the current financial year.

In this context, with the incorporation of Nitrocarbono, ESAE and OPP into Braskem, and following the conclusion of the process of incorporation of those companies, it is estimated that Braskem's capital stock will amount to R$1,871,713,164.92, divided into 1,226,091,150 common and 2,172,222,142 preferred shares, being 2,160,764,402 class "A" and 11,457,740 class "B" preferred shares such that Article 4 of Braskem's bylaws will now be reworded as follows: "Article 4 - The Capital Stock is R$ 1,871,713,164.92 , comprising 3,398,313,292 shares, being 1,226,091,150 common shares and 2,160,764,402 class
"A" and 11,457,740 class "B" preferred shares".

8. GENERAL CONDITIONS

PricewaterhouseCoopers Auditores Independentes declares that there is no existing relationship which might create a conflict of interest or common interests, whether current or potential, with Braskem's controlling shareholders and any of the companies involved, their respective shareholders, controllers or minority shareholders or, also, in connection with the incorporation itself, the subject of this Material Fact.

The new shares to be issued by Braskem to be attributed to Nitrocarbono's shareholders in the act of incorporation will enjoy the rights enshrined in Braskem current bylaws; the said shares will enjoy dividends under equal conditions with the respective classes of existing shares; and will receive full dividends in relation to the financial year ending December 31, 2003.

The present restructuring will be communicated to the Securities and Exchange Commission - SEC, being included in the context of the act of concentration number 08012.005799/2001-92 and filed with the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Economico - CADE) on September 18, 2001. The restructuring has already received a favorable response from the Secretariat for Economic Monitoring - SEAE.

It is estimated that the costs involving the incorporation to which this Material Fact refers, will be approximately R$ 500,000.00, including publication expenses and auditors', appraisers', consultants' and lawyers' fees.

The Valuation Reports, the Incorporation and Justification Protocols as well as remaining pertinent documentation will be made available to the shareholders of Braskem, Nitrocarbono, ESAE and OPP for examination from March 17, 2003 between 9:00 a.m. to 5:00 p.m. at the respective head office addresses of the companies as follows: (i) Braskem: Rua Eteno, 1561, COPEC, Camacari/BA, (ii) ESAE: Rua Eteno, 1561, COPEC, Camacari/BA, (iii) Nitrocarbono: Rua Hidrogenio, no 2.318, COPEC, Camacari/BA, and (iv) OPP: Rua Eteno, 1582, COPEC, Camacari/BA. Copies of this documentation will be made available at the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM) and the Sao Paulo Stock Exchange - BOVESPA as from March 17, 2003. The shareholders of Braskem, Nitrocarbono, ESAE and OPP, who may wish to consult and examine the documentation to be made available as mentioned above, should arrange a date and time to do so by calling Jose Marcos Treiger on (11) 3443-9531. A summary of the operation will be made available at Braskem's website (www.braskem.com.br). Camacari, March 14, 2003